April 24, 2006

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission

450 5th Street, N.W.

Mail Stop 3-9

Washington, D.C. 20549

Attn: Keira Ino

Re:	Seattle Genetics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 8, 2006
File No. 000-32405

Ladies and Gentlemen:

On behalf of Seattle Genetics, Inc. (“Seattle Genetics” or the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated April 10, 2006, in connection with the above-referenced Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”). The numbered references below correspond to the paragraph numbers of the Staff’s letter. The italicized text sets forth the content of the Staff’s comment and our response follows.

Form 10-K – December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 41

Notes to Financial Statements, Page 48

6. Collaboration, License, Manufacturing and Other Agreements, page 57

1.	You disclose in your liquidity discussion on page 38 that you “financed [y]our operations primarily through the issuance of equity and funding from our collaboration and license agreements.” Please provide us in disclosure-type format a revised discussion of each agreement discussed herein that includes the amount of funding received from each partner for each reporting period presented.

The Company respectfully believes that it has provided full and complete disclosure of the material terms of each of the collaboration and license agreements in the relevant sections of its reports, including disclosure of the amount of funding received pursuant to the agreements on an individual basis where such disclosure is applicable. To place our disclosures into context, since its inception the Company has received a total of approximately $233 million though the public and private sale of its equity securities and through collaboration payments. These amounts are summarized as follows:

	Total	Amount Specifically Identified in Reports
		$	%
		(millions)
Non-collaborator Equity	$182.4	$182.4	100%
Collaborator:
Equity	17.5	17.5	100%
Technology Access and Milestones	24.3	17.1	70%
Funded Research and Material Supply Fees	8.9	—	0%

	$233.1	$217.0	93%

Of the total funding received, the Company has specifically identified the individual components of 100% of non-collaborator equity financings and has disclosed the amount, nature and terms of 100% of equity issued to collaborators and 70% of the technology access fees and milestone payments received from collaborators.

To provide further explanation, payments received under the Company’s collaboration and license agreements include upfront license fees, milestone payments, equity purchases and reimbursement for materials and support activities provided to each collaborator. Since inception, these payments have totaled approximately $50 million as described in the Company’s overview on Page 5 of the Form 10-K. This funding consists of:

i)	$24.3 million in upfront technology access fees and milestones;

ii)	$17.5 million in equity sales; and

iii)	$8.9 million in funded research and material supply fees.

The footnote discussion of each collaboration appearing on Pages 57 through 60 of the Form 10-K, provides both an overview of each collaboration, as well as specific reference to applicable upfront technology access fees, milestones and equity purchases for each significant amount received. Specific disclosure has been made for $34.6 million of the total $41.8 million received in upfront technology access fees, milestones and equity purchases, representing approximately 83% of such funds received. For example, the Company disclosed that it received $2.0 million from MedImmune, Inc., $2.0 million from PSMA Development Company LLC and $1.0 million from CuraGen in technology access fees during 2005. This accounts for approximately 71% of the total amounts received in 2005. In each case, the source, timing, nature of payment and general terms under which the payment was received is provided. The remaining 29% is comprised of small payments received from various collaborators in the form of annual maintenance fees and milestones or other payments, each of which is not deemed to be significant enough for specific mention in the financial statements. Disclosing such amounts by collaborator would be inconsistent with our financial reporting practices and with financial practices in general. Similarly, of the approximately

***	The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. Section 200.83.

$7.6 million received in 2004 and the $4.4 million received in 2003 in technology access fees and milestone payments, specific disclosure is made in Note 6 for $5.6 million and $3.0 million, or approximately 74% and 68%, respectively, of such funds.

With respect to equity purchases, the Company has also provided specific disclosure in its reports consistent with disclosure requirements. Since equity sales to collaborators are effected as private placements, sales in excess of 1% of our outstanding common stock are required to be disclosed on a Current Report on Form 8-K and smaller transactions would be required to be reported in Forms 10-K and 10-Q on a periodic basis. In addition, we continue to report these sales in Note 6 for all current collaborations. For example, on Pages 57 and 58 of the Form 10-K, we state that Genentech purchased $3.5 million and $7.0 million of the Company’s common stock in the years 2002 and 2003, respectively, and that Genencor purchased $3.0 million in common stock in 2002. The Company has therefore specifically disclosed all amounts received from equity purchases in its reports in the context of its collaboration discussions. However, the last sale of equity to a collaboration partner occurred in 2003 and as a result, these purchases have not recently affected our liquidity and are therefore not specifically referred to in liquidity and capital resources appearing in the Form 10-K.

As also described in Note 6 to the Financial Statements, the Company receives reimbursements for materials and other support services provided to our collaborators on a periodic basis. These activities are attributable to multiple collaborators and, in contrast to the technology access fees, milestones and equity purchases, reimbursement payments are not “event driven”, but rather occur over the term of the collaboration at the request of the collaborator in smaller amounts. Revenues earned for these services are presented as “funded research and material supply fees” and are reported in the table provided on Page 34 of the Form 10-K. Further, the concentration of the amounts earned in revenue from our collaboration and license agreements have been reported in Note 1 to the financial statements under Major Customers appearing on Page 50 of the Form 10-K in accordance with GAAP (Financial Accounting Statements 131, Par. 39), which disclosure does not require specific identification of each major customer. This disclosure includes both revenues from services provided to collaborators, as well as the earned portion of technology access fees and milestones in accordance with the Company’s revenue recognition policies which are also disclosed in MD&A and the notes to the financial statements. The Company therefore believes that its disclosure of such payments is appropriately reflected in the Form 10-K and its financial statements.

With regards to the amounts received and not specifically identified, those amounts are either individually immaterial or are confidential information of the Company, or both. Specifically, the Company believes that the milestone payments received from its collaborators should not be disclosed on an identifying basis because such terms fall squarely into the meaning of “commercial or financial information” that may be requested to be treated as confidential pursuant to “Confidential Treatment Requests” submitted to the SEC. Accordingly, such terms have previously been granted confidential treatment by the SEC. Moreover, given the small percentage of funds received that haven’t been disclosed on an individual identifying basis, which amounts to 7% of all funds received, the Company believes that the aggregate disclosure it has provided elsewhere in the Form 10-K and its other reports regarding milestone payments received through its collaborations is adequate

*** The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. Section 200.83.

disclosure given their relatively small percentage of total funds received across all sources. Additionally, as the Company has established in its previous confidential treatment requests, the disclosure of the milestone payments to be received from collaborators on an individual basis would benefit the Company’s competitors to the detriment of Seattle Genetics and its investors as it would enable competitors to see highly negotiated terms and hinder the Company’s ability to negotiate for better milestone arrangements. For the above reasons, including the fact that the Company has disclosed on an identifiable basis 93% of the funds it has received over its history, the Company believes that the milestone payment terms on an individual, identifying basis should not be included in its footnote discussion because the disclosure of such terms would not provide any additional meaningful disclosure regarding the Company’s liquidity or financial condition.

2.	Please provide us in disclosure-type format a discussion of the amount of payments made under each agreement related to milestones and annual maintenance fees for each reporting period presented. Additionally include the maximum amount of milestone payments that may be required along with a description of the events that would trigger these payments. In addition, also include these potential milestone payments in a revised contractual obligations table pursuant to Item 303(a)(5) of Regulation S-K and provide it to us.

The Company respectfully notes that the individual amounts paid by the Company under each of its in-licenses are not significant, are immaterial and would not provide additional meaningful disclosure to readers of its financial statements. As such, the Company has not disclosed the individual amounts paid under those agreements. For instance, the initial amount paid by the Company to the University of Miami for the rights to the antibody that is the basis of our SGN-30 program was $[***] and the Company makes annual maintenance payments of $[***]. The Company has made [***] of $[***] and the [***] is [***]. The aggregate amounts paid pursuant to these agreements are however captured in the disclosure beginning on Page 35 under “Research and Development” as “research expenses.” Research expenses of the Company include the in-license and maintenance fees and milestone payments paid by the Company pursuant to these agreements for the periods reported. Further, we specifically break down the amounts paid pursuant to these agreements on a product by product basis on Page 36 of the Form 10-K in the table on such page. For example, we show that our total costs for SGN-33 were $742,000 and then state that the costs attributable to SGN-33 in 2005 were partially the result of a milestone payment made to PDL BioPharma, the company from which we in-licensed our SGN-33 product candidate. In addition, the Company believes that the individual amounts paid under such license agreements are confidential information of the Company and, similar to the preceding comment, it has received confidential treatment of such information. Since the individual amounts paid under these agreements are immaterial and are confidential and the aggregate amounts are already reported as part of research expenses and on a product by product basis, the disclosure of the individual payments made under these agreements would do little to assist investors in understanding the financial condition of the Company and would be detrimental to the Company’s ability to negotiate more favorable in-license terms in the future without adding to the provided disclosure.

With regards to the disclosure of the maximum future amounts payable under these agreements pursuant to specific conditions, the Company similarly believes that the disclosure of

***	The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. Section 200.83.

these amounts would add little to an understanding of the Company’s financial condition. The milestones are generally triggered by events regarding one of our product candidates, such as the initiation of a clinical trial or the approval for commercial marketing of a product in a specific country. Since these events can not be reasonably predicted until very near the time of their occurrence, the achievement of any of these milestones is highly speculative until actually known and the likelihood of the Company paying the maximum amount under any one of its in-license agreements is impossible to predict, the Company does not provide disclosure on when such events may occur or what is payable upon the achievement of such events. If such disclosure were to be made, the level of cautionary language needed to emphasize that this maximum amount is almost certainly overstating the payments to be made by the Company over any given timeframe would result in confusing disclosure to a reader and in the Company’s view, not provide meaningful disclosure of the costs associated with the Company’s products given their inherent inaccuracy. As a result and due to the speculative and possibly misleading nature of these maximum milestone payments, the Company also believes that the disclosure of such information would not benefit its investors and would only benefit those attempting to negotiate an in-license of technology against the Company. Moreover, since the Company cannot accurately predict when, if any, of these payments will be made by the Company it has not provided for them in its contractual obligations table on Page 40 of the Form 10-K since they are not “known” contractual obligations. The Company does however include those payments that are known in the table, such as annual maintenance fees, as is required pursuant to Item 303(a)(5) of Regulation S-K, and in its Notes to financial statements. Since the Company is able to accurately predict when these payments will become due, assuming the agreement is still in effect, it is able to provide this disclosure.

Consequently, the Company has not provided a revised disclosure for such payments because it believes such information is immaterial to an understanding of the Company’s finances and is unknown for purposes of determining its inclusion in the contractual obligations table. Further, the Company believes that the current disclosure provided is full and accurate for an understanding of the costs incurred by the Company in conducting its business.

In accordance with the Staff’s request, the Company makes the following acknowledgements:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please contact Eric Dobmeier at (425) 527-4126 or me at (425) 527-4128.

Sincerely,

/s/ Kirk D. Schumacher
Kirk D. Schumacher
Associate General Counsel

cc:	Eric L. Dobmeier, Senior Vice President, Corporate Development and General Counsel

***	The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. Section 200.83.